Exhibit 99.1

 Not for distribution to United States newswire services or for dissemination in the United States

IMC Announces Potential Reverse Merger with Kadimastem a leading Clinical cell therapy company.

TORONTO and GLIL YAM, Israel, February 28, 2024/CNW/ -- IM Cannabis Corp. (CSE: IMCC) (NASDAQ: IMCC) (the "Company" or "IMC"), a leading medical cannabis company with operations in Israel and Germany, is pleased to announce that it has entered into a non-binding term sheet dated February 13, 2024, as amended (the “Term Sheet”), and a Loan Agreement (as defined below) with Holding Company (as defined below), with Israel-based Kadimastem Ltd a clinical cell therapy public company traded on the Tel Aviv Stock Exchange under the symbol (TASE:KDST) (“Kadimastem”), whereby the parties will complete a business combination that will constitute a reverse merger into the Company by Kadimastem (the “Proposed Transaction”).

"We have been looking for a way to deliver maximum value for our shareholders in the current situation and believe that a reverse merger with Kadimastem will provide this,” said Oren Shuster, CEO of IMC. “With its focus on clinical stage cell therapy, and an FDA approval for a Phase IIa clinical trial, we believe that Kadimastem has tremendous potential.”

"Kadimastem's strategic decision to pursue a NASDAQ listing underscores our commitment to maximizing the potential of our diabetes and ALS product candidates,” said Ronen Twito, Kadimastem’s Executive Chairman of the Board. “This move positions us closer to our target markets in the US, leverages our recent FDA approvals to initiate a Phase IIa multi-site clinical trial in the US for our ALS product candidate and the joint development of a diabetes product with our Florida-based partner, a multi-billion dollar market. We strongly believe this comprehensive strategy will create significant value to the company's shareholders".

The Proposed Transaction

The Proposed Transaction will be effected by way of a plan of arrangement involving a newly created wholly-owned subsidiary of IMC and Kadimastem (the “Arrangement”). The resulting issuer that will exist upon completion of the Proposed Transaction (the “Resulting Issuer”) will change its business from medical cannabis to biotechnology and, at the closing of the Proposed Transactions (the "Closing"), Kadimastem  shareholders will hold 88% of the common shares of the Resulting Issuer (the “Resulting Issuer Shares”) and the shareholders of the Company will hold 12% of the Resulting Issuer Share. Parties may agree, in the Definitive Agreement, on a different structure of equity in lieu of the warrants (as described below) with a similar result. The Proposed Transaction is an arm’s length transaction.

Prior to Closing, IMC's existing medical cannabis operation and other current activities in Israel and Germany (the "Legacy Business") will be restructured (the “Spin-Out”) as a contingent value right (the "CVR"). The CVR will entitle the holders thereof to receive net cash, equity, or other net value upon the sale of the Legacy Business following the Closing, subject to the terms of the Loan Agreement.

To facilitate the sale of the Legacy Business, a special committee of IMC's Board of Directors was formed, which will oversee the potential sale in collaboration with legal and financial advisors.

The Legacy Business will be made available for potential sale to a third party for a period of up to 12 months from Closing (the "Record Date"). After the Record Date, any remaining Legacy Business in the CVR will be offered for sale through a tender process, subject to the terms of the best offer. The proceeds from the sale of the Legacy Business will be utilized to settle debts and distribute the remaining balance, if any, to CVR holders.

As a condition of Closing, Kadimastem will have approximately $5 million in gross funds, at Closing including capital raised concurrently with the completion of the Proposed Transaction from existing shareholders and additional investors.

In addition to the foregoing, subject to compliance with applicable law, the Company shall grant shareholders of the Company as of Closing, with warrant(s) equal their pro rata portion, of 2% of the Resulting Issuer’s issued and outstanding common share capital (the "IMC Shares") prior to the Closing Date (in the aggregate), with an exercise price per share equal to the 10 day volume-weighted average price of the Resulting Issuer’s shares calculated on the NASDAQ Capital Market (“Nasdaq”), ending 2 trading days prior to Closing, the warrants will be for a period of 24 months following Closing.

Description of Kadimastem and its Business

Kadimastem is a clinical stage cell therapy company, Kadimastem's recently reported receipt of FDA approval for a Phase IIa multi-site clinical trial in the US for the treatment of ALS, and the joint development agreement signed with iTolerance Inc., a Florida based company with a product in the field of diabetes which recently have a successful joint INTERCT meeting with the FDA.

Exchange of Securities

In accordance with the terms of the Proposed Transaction, the holders of the issued and outstanding shares in the capital of Kadimastem (the “Kadimastem Shares”) will be issued such number of IMC Shares in exchange for every one (1) Kadimastem Share held immediately prior to the completion of the Proposed Transaction that reflects the ratio outlined above (the “Exchange Ratio”). Outstanding convertible securities of Kadimastem (the “Kadimastem Convertible Securities”) will be treated through customary mechanics as shall be determined in the definitive agreement, which may include, the assumption of the Kadimastem Convertible Securities by IMC subject to customary adjustments to reflect the Exchange Ratio and exercise price.

Loan Agreement

Pursuant to the terms of the Term Sheet, a loan agreement dated February 28, 2024 (the "Loan Agreement") was entered between IMC Holdings Ltd. a wholly-owned subsidiary of IMC (the "Holding Company") and Kadimastem. Pursuant to the Loan Agreement, Kadimastem will provide a loan of up to US$650,000 to the Holding Company, funded in two installments: US$300,000 upon signing the Loan Agreement and US$350,000 upon the execution of the definitive agreement regarding the Proposed Transaction (the "Loan").

The Loan accrues interest at a rate of 9.00% per annum, compounding annually and is secured by the following collaterals and guarantees: (a) 10% of the proceeds derived from any operation sale under the CVR (“Charged Rights”), limited to the outstanding Loan Amount and expenses according to the Loan Agreement, accordingly Holding Company may, at its sole discretion, to record a second-ranked fixed charge  over the Charged Rights or, alternatively, in case the existing pledges over the Charged Rights at the date of signing this Loan Agreement are subsequently discharged or removed, then the Borrower shall promptly record a first-ranking fixed charge over the Charged Assets with all applicable public records; provided that Holding Company shall not impose any new lien, mortgage, charge or pledge over the Charged Rights that did not exist on the date hereof, or any other liens, subject to customary exclusions; (b) the Holding Company shall use its best efforts to record a first-ranking fixed charge over the assets of its subsidiary, A.R Yarok Pharm Ltd, in due course when applicable and as deemed appropriate; and (c) a personal guarantee by Mr. Oren Shuster, IMC’s CEO.

IMC Shareholder Meeting

Prior to the completion of the Proposed Transaction, IMC will call a meeting of its shareholders for the purpose of approving, among other matters:

•	approve the Proposed Transaction;

•	approve the Spin-Out;

•	a change of name of the Company as directed by Kadimastem and acceptable to the applicable regulatory authorities effective upon Closing; and

•	reconstitution of the Company’s board of directors.

Management of the Resulting Issuer

Upon closing of the Proposed Transaction, all of IMC’s current directors and executive officers will resign and the board of directors of the Resulting Issuer will, subject to the approval of governing regulatory bodies, consist of nominees of Kadimastem. All of the executive officers shall be replaced by nominees of Kadimastem, all in a manner that complies with the requirements of governing regulatory bodies and applicable securities and corporate laws.

Details of insiders and proposed directors and officers of the Resulting Issuer will be disclosed in a further news release.

Closing Conditions

The completion of the Proposed Transaction is subject to a number of conditions, including but not limited to the following:

•	the execution of a definitive agreement;

•	completion of mutually satisfactory due diligence;

•	completion of the Share Consolidation; and

•
receipt of all required regulatory, corporate and third party approvals, including approvals by governing regulatory bodies, the shareholders of IMC and Kadimastem, applicable Israeli governmental authorities, and the fulfilment of all applicable regulatory requirements and conditions necessary to complete the Proposed Transaction.

The parties are committed to seeking a successful completion of the Proposed Transaction as soon as practicable, but there can be no absolute certainty that the Proposed Transaction will take place.

Further information

Further details about the Proposed Transaction and the Resulting Issuer will be provided in a comprehensive news release when the parties enter into the definitive agreement.

Investors are cautioned that any information released or received with respect to the Proposed Transaction in this press release may not be complete and should not be relied upon. Trading in the common shares of the Company should be considered highly speculative.

The securities to be issued in connection with the Proposed Transaction have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in Regulation S promulgated under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Completion of the Proposed Transaction is subject to a number of conditions, including but not limited to, Canadian Securities Exchange (“CSE”) and NASDAQ acceptance and if applicable, disinterested shareholder approval. Where applicable, the Proposed Transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the Proposed Transaction will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the management information circular or filing statement to be prepared in connection with the Proposed Transaction, any information released or received with respect to the Proposed Transaction may not be accurate or complete and should not be relied upon

About IM Cannabis Corp.

IMC (Nasdaq: IMCC) (CSE: IMCC) is an international cannabis company that provides premium cannabis products to medical patients in Israel and Germany, two of the largest medical cannabis markets. The Company has recently exited operations in Canada to pivot its focus and resources to achieve sustainable and profitable growth in its highest value markets, Israel and Germany. The Company leverages a transnational ecosystem powered by a unique data-driven approach and a globally sourced product supply chain. With an unwavering commitment to responsible growth and compliance with the strictest regulatory environments, the Company strives to amplify its commercial and brand power to become a global high-quality cannabis player.

The IMC ecosystem operates in Israel through its commercial relationship with Focus Medical Herbs Ltd., which imports and distributes cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies, online platforms, distribution centers, and logistical hubs in Israel that enable the safe delivery and quality control of IMC’s products throughout the entire value chain. In Germany, the IMC ecosystem operates through Adjupharm GmbH, where it distributes cannabis to pharmacies for medical cannabis patients. Until recently, the Company also actively operated in Canada through Trichome Financial Corp and its wholly owned subsidiaries, where it cultivated, processed, packaged, and sold premium and ultra-premium cannabis at its own facilities under the WAGNERS and Highland Grow brands for the adult-use market in Canada. The Company has exited operations in Canada and considers these operations discontinued.

About Kadimastem Ltd.

Kadimastem is a clinical stage cell therapy company, developing "off-the-shelf", allogeneic, proprietary cell products based on its technology platform for the expansion and differentiation of Human Embryonic Stem Cells (hESCs) into functional cells. AstroRx®, Kadimastem 's lead product, is an astrocyte cell therapy in clinical development for the treatment for ALS and in pre-clinical studies for other neurodegenerative indications.

IsletRx is Kadimastem 's treatment for diabetes. IsletRx is comprised of functional pancreatic islet cells producing and releasing insulin and glucagon, intended to treat and potentially cure patients with insulin-dependent diabetes. Kadimastem was founded by Professor Michel Revel, CSO of Kadimastem and Professor Emeritus of Molecular Genetics at the Weizmann Institute of Science. Professor Revel received the Israel Prize for the invention and development of Rebif®, a multiple sclerosis blockbuster drug sold worldwide. Kadimastem is traded on the Tel Aviv Stock Exchange (TASE: KDST).

For more information, please contact:

IM Cannabis Corp.
Anna Taranko, Director Investor & Public Relations IM Cannabis Corp. +49 157 80554338 a.taranko@imcannabis.de Oren Shuster, Chief Executive Officer IM Cannabis Corp. info@imcannabis.com

Disclaimer for Forward-Looking Statements

This press release contains forward-looking information or forward-looking statements under applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”). All information that addresses activities or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “likely” and “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding: the parties’ ability to complete the Proposed Transaction; the expected terms of the Proposed Transaction, the number of securities of the Company that may be issued in connection with the Proposed Transaction, the ownership ratio of the Resulting Issuer post-closing, the Loan and Spin-Out, the ability of the Company and Kadimastem to receive the requisite approvals of all regulatory bodies having jurisdiction in connection with the Proposed Transaction; and the ability of the Resulting Issuer to fulfill the listing requirements of the CSE and Nasdaq;

Forward-looking information in this news release are based on certain assumptions and expected future events, namely: the Company’s ability to continue as a going concern; continued approval of the Company’s activities by the relevant governmental and/or regulatory authorities; the continued growth of the Company; the Company’s ability to finance the completion of the Proposed Transaction; and the ability of the Resulting Issuer to fulfil the listing requirements of the CSE and Nasdaq

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to: the potential inability of the Company to continue as a going concern; risks associated with potential governmental and/or regulatory action with respect to the Company’s and/or Kadimastem’s operations; the Company’s inability to complete the Proposed Transaction; the inability of the Company and the Target to receive the requisite approvals of all regulatory bodies having jurisdiction in connection with the Proposed Transaction; and the risks associated with the Resulting Issuer’s ability to meet CSE and Nasdaq listing requirements.

Readers are cautioned that the foregoing list is not exhaustive. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward looking statements due to a number of factors and risks. These include: any failure of the Company to maintain "de facto" control over Focus Medical in accordance with IFRS 10; the failure of the Company to comply with applicable regulatory requirements in a highly regulated industry; unexpected changes in governmental policies and regulations in the jurisdictions in which the Company operates; the effect of the reform on the Company; the Company's ability to continue to meet the listing requirements of the CSE and NASDAQ; any unexpected failure to maintain in good standing or renew its licenses; the ability of the Company and Focus Medical (collectively, the "Group") to deliver on their sales commitments or growth objectives; the reliance of the Group on third-party supply agreements to provide sufficient quantities of medical cannabis to fulfil the Group's obligations; the Group's possible exposure to liability, the perceived level of risk related thereto, and the anticipated results of any litigation or other similar disputes or legal proceedings involving the Group; the impact of increasing competition; any lack of merger and acquisition opportunities; adverse market conditions; the inherent uncertainty of production quantities, qualities and cost estimates and the potential for unexpected costs and expenses; risks of product liability and other safety-related liability from the usage of the Group's cannabis products; supply chain constraints; reliance on key personnel; the risk of defaulting on existing debt and war, conflict and civil unrest in Eastern Europe and the Middle East.

Any forward-looking statement included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward-looking information is made.

The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.